MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Chittenden Corporation's net income for the first quarter of 1997 was $6.9 million compared with $6.0 million a year ago. Net income per share of common stock was $0.55 for the three months ended March 31, 1997, up from $0.49 reported for the first three months of 1996. Return on average assets was 1.47% for the first quarter of 1997, up from 1.35% for the same period last year. Return on average equity was 15.92% for the quarter ended March 31, 1997 compared with 15.55% for the same period in 1996.

Net interest income on a fully taxable equivalent basis for the three months ended March 31, 1997 was $22.3 million, up $1.7 million from the amount earned during the same period in 1996. This increase was a result of higher average earning assets, up $118 million from a year ago, as well as to an increase in the net yield on those assets to 5.08% for the first quarter of 1997, from 4.98% for the same period in 1996. The increase in average earning assets was distributed among both loans and investments and was funded primarily by higher deposit levels, as well as by growth in stockholders equity.

Provisions for and activity in the allowance for possible loan losses are summarized as follows:


                                                 Three Months Ended March 31,
                                                    1997           1996
                                                 ----------------------------
                                                       (In thousands)
Beginning Balance,
Allowance for Possible Loan Losses                  $28,096        $27,817
Provision for Possible Loan Losses                    1,013            983
Loans Charged Off                                   (1,359)        (1,417)
Loan Recoveries                                         450            614
                                                    --------       --------
Ending Balance,
Allowance for Possible Loan Loases                  $28,200        $27,997


Noninterest income amounted to $6.4 million for the first quarter of 1997, up $279,000 or 5% from last year. Net credit card income increased by $408,000, or 44%, reflecting growth in merchant services transaction volumes. More modest increases were seen in several categories including service charges on deposit accounts ($111,000 or 7%) and trust income ($77,000 or 7%). Gains on sales of mortgages were $405,000 for the first quarter of 1997 compared with $779,000 for the same period a year ago as a result of decreased market activity.

For the first quarter of 1997, noninterest expenses were $16.9 million, up $850,000 or 5% from the comparable 1996 level. Approximately $798,000 of this increase was in the salaries and employee benefits areas, which increased due to a combination of slightly higher staffing levels, higher than normal recruitment expenses, and higher incentive accruals.

CREDIT QUALITY

Nonperforming assets include nonaccrual loans, restructured debt, and foreclosed real estate (Other Real Estate Owned). As of March 31, 1997, nonperforming assets totaled $12.3 million, down from $13.9 million a year ago and $13.5 million at December 31, 1996. The allowance for loan losses was $28.2 million at March 31, 1997, up from $28.0 million at March 31, 1996 and from $28.1 million at December 31, 1996. The provision for possible loan losses charged against earnings in the first quarter was $1.0 million, a reduction of $312,000 from the level provided during the fourth quarter of 1996 and up slightly from the amount provided during the first quarter of 1996.

A summary of credit quality follows:

                                         03/31/97  12/31/96   03/31/96
                                         ------------------------------
                                                (In Thousands)

Nonaccrual Loans                         $ 9,172    $10,601   $ 8,386
Restructured Debt                            842        638     2,854
Other Real Estate
 Owned (OREO)                              2,276      2,251     2,623
                                         --------   --------  --------
Total Nonperforming
 Assets (NPA)                            $12,290    $13,490   $13,863
                                         ========   ========  ========
Loans Past Due 90 Days or More
 and Still Accruing Interest             $ 2,326    $   966   $ 2,026
Allowance for Possible
 Loan Losses                              28,200     28,096    27,997

NPA as % of Loans plus OREO                 0.90%      1.00%     1.08%
Loss Allowance as % of Loans                2.08       2.09      2.20
Loss Allowance as % of
 Nonperforming Loans                      281.58     249.99    249.08
Loss Allowance as % of NPA                229.45     208.27    201.95

CAPITAL

Stockholders' equity totaled $172.7 million at March 31, 1997, down from $174.4 million at December 31, 1996. The current level reflects year-to-date net income of $6.9 million, repurchase of stock for $3.8 million, an increase of $2.3 million in the valuation allowance for net unrealized losses on investment securities available for sale, and dividends paid to stockholders of $2.5 million.

"Tier One" capital, consisting entirely of common equity, measured 11.69% of risk-weighted assets at March 31, 1997. Total capital, including the "Tier Two" allowance for loan losses, was 13.04% of risk-weighted assets. The leverage capital ratio was 8.69%. These ratios placed Chittenden in the "well-capitalized" category according to regulatory standards.

LIQUIDITY

The Company's liquidity and rate sensitivity are monitored by the Bank s asset and liability committee. This committee meets regularly to review and direct the Bank s lending and investment activities, as well as its deposit gathering and borrowing functions.

The measure of an institution s liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets to cash at a reasonable price. At March 31, 1997, the Company maintained cash balances and short-term investments of approximately $148.0 million, compared with $214.5 million at December 31, 1996. During the first three months of 1997, the Company continued to be an average daily net seller of Federal Funds.

                                PART II - OTHER INFORMATION

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Beginning January 21, 1997 through March 10, 1997, there were seven transactions in which 6,362 shares of the Company's common stock were issued pursuant to the 1993 Stock Incentive Plan (The SIP). The SIP provides an opportunity for key employees of the Company to purchase the Company s common stock at stated exercise prices. Options exercised during the first quarter had exercise prices ranging from $3.97 to $8.70 per share, with a weighted average price of $6.27 per share. The Company received cash in the amount of $38,684 from these transactions. The Company relies on Section 4 (2) of the Securities Act of 1933 for exemption from registration. The Company filed a registration on Form S-8 on April 17, 1997, covering the shares of the Company s common stock issued and issuable pursuant to the SIP.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a)      EXHIBITS

         Exhibit 27.  Financial Data Schedule

(b)      REPORTS ON FORM 8-K

         None


                                CHITTENDEN CORPORATION

                                      SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       CHITTENDEN CORPORATION
                                       Registrant


May 14, 1997                           S/PAUL A. PERRAULT
------------------                     ------------------------------------
Date                                     Paul A. Perrault,
                                         President and Chief Executive Officer


May 14, 1997                           S/KIRK W. WALTERS
-------------------                    ------------------------------------
Date                                     Kirk W. Walters,
                                         Executive Vice President, Treasurer,
                                         and Chief Financial Officer